SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                  ____________________________________________

                        SCHEDULE 13D/A2 (Amendment No. 2)
                    Under the Securities Exchange Act of 1934

                       Bioject Medical Technologies, Inc.
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                                (Name of Issuer)

                         Common Stock, without par value
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                         (Title of Class of Securities)

                                   0905T-10-7
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                                 (CUSIP Number)

                                William F. Daniel
                              Elan Corporation, plc
                                  Lincoln House
                                  Lincoln Place
                                Dublin 2, Ireland
                                (353) 1-709-4000


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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                February 4, 2004
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No.  0905T-10-7
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      (1) NAME OF REPORTING PERSONS
          Elan Corporation, plc
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
          N/A
--------------------------------------------------------------------------------
      (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
          Instructions)
          (a) [ ]
          (b) [ ]
--------------------------------------------------------------------------------
      (3) SEC USE ONLY

--------------------------------------------------------------------------------
      (4) SOURCE OF FUNDS WC
--------------------------------------------------------------------------------
      (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)  [  ]
--------------------------------------------------------------------------------
      (6) CITIZENSHIP OR PLACE OF ORGANIZATION
          Ireland
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   Number of      (7)    SOLE VOTING POWER
     Shares              3,194,470
                  --------------------------------------------------------------
  Beneficially    (8)    SHARED VOTING POWER
     Owned               None
                  --------------------------------------------------------------
    by Each       (9)    SOLE DISPOSITIVE POWER
   Reporting             3,194,470
                  --------------------------------------------------------------
  Person With     (10)   SHARED DISPOSITIVE POWER
                         None
--------------------------------------------------------------------------------
      (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           3,194,470
--------------------------------------------------------------------------------
      (12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           [  ]
--------------------------------------------------------------------------------
      (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           22.9% (based on 10,751,648 shares of Common Stock outstanding on October 30, 2003, as reported in a quarterly report on Form 10-Q filed by the Issuer on November 6, 2003, plus 3,194,470 shares of Common Stock issued upon conversion of Series A
           Stock and Series C Stock and issuable upon exercise of the
           Warrant Shares)
--------------------------------------------------------------------------------
      (14) TYPE OF REPORTING PERSON CO
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                                  Page 2 of 12

--------------------------------------------------------------------------------
CUSIP No.  0905T-10-7
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      (1) NAME OF REPORTING PERSONS Elan International Services, Ltd.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
          N/A
--------------------------------------------------------------------------------
      (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
          Instructions)
          (a) [ ]
          (b) [ ]
--------------------------------------------------------------------------------
      (3) SEC USE ONLY

--------------------------------------------------------------------------------
      (4) SOURCE OF FUNDS WC
--------------------------------------------------------------------------------
      (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)  [  ]
--------------------------------------------------------------------------------
      (6) CITIZENSHIP OR PLACE OF ORGANIZATION
          Bermuda
--------------------------------------------------------------------------------
   Number of      (7)    SOLE VOTING POWER
     Shares              3,194,470
                  --------------------------------------------------------------
  Beneficially    (8)    SHARED VOTING POWER
     Owned               None
                  --------------------------------------------------------------
    by Each       (9)    SOLE DISPOSITIVE POWER
   Reporting             3,194,470
                  --------------------------------------------------------------
  Person With     (10)   SHARED DISPOSITIVE POWER
                         None
--------------------------------------------------------------------------------
      (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           3,194,470
--------------------------------------------------------------------------------
      (12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           [  ]
--------------------------------------------------------------------------------
      (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           22.9% (based on 10,751,648 shares of Common Stock outstanding on October 30, 2003, as reported in a quarterly report on Form 10-Q filed by the Issuer on November 6, 2003, plus 3,194,470 shares of Common Stock issued upon conversion of the Series A
           Stock and Series C Stock and issuable upon exercise of the
           Warrant Shares)
--------------------------------------------------------------------------------
      (14) TYPE OF REPORTING PERSON CO
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                                  Page 3 of 12

--------------------------------------------------------------------------------
CUSIP No.  0905T-10-7
--------------------------------------------------------------------------------
      (1) NAME OF REPORTING PERSONS Elan Pharmaceutical Investments,
          Ltd.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
          N/A
--------------------------------------------------------------------------------
      (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
          Instructions)
          (a) [ ]
          (b) [ ]
--------------------------------------------------------------------------------
      (3) SEC USE ONLY

--------------------------------------------------------------------------------
      (4) SOURCE OF FUNDS WC
--------------------------------------------------------------------------------
      (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)  [  ]
--------------------------------------------------------------------------------
      (6) CITIZENSHIP OR PLACE OF ORGANIZATION
          Bermuda
--------------------------------------------------------------------------------
   Number of      (7)    SOLE VOTING POWER
     Shares              3,194,470
                  --------------------------------------------------------------
  Beneficially    (8)    SHARED VOTING POWER
     Owned               None
                  --------------------------------------------------------------
    by Each       (9)    SOLE DISPOSITIVE POWER
   Reporting             3,194,470
                  --------------------------------------------------------------
  Person With     (10)   SHARED DISPOSITIVE POWER
                         None
--------------------------------------------------------------------------------
      (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           3,194,470
--------------------------------------------------------------------------------
      (12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           [  ]
--------------------------------------------------------------------------------
      (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           22.9% (based on 10,751,648 shares of Common Stock outstanding on October 30, 2003, as reported in a quarterly report on Form 10-Q filed by the Issuer on November 6, 2003, plus 3,194,470 shares of Common Stock issued upon conversion of the Series A
           Stock and Series C Stock and issuable upon exercise of the
           Warrant Shares)
--------------------------------------------------------------------------------
      (14) TYPE OF REPORTING PERSON CO
--------------------------------------------------------------------------------

Item 1. Security and Issuer.

     Item 1 of Schedule 13D is hereby amended and restated in its entirety as follows:

     This Amendment No. 2 amends the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on October 15, 1997, as amended by the
Schedule 13D/A1 filed with the Commission on January 15, 2003, relating to the common stock, no par value (the "Common Stock"), of Bioject Medical Technologies, Inc., a Delaware corporation (the "Issuer"), whose principal offices are located at 211 Somerville Road (Route 202 North), Bedminster, New Jersey 07921.

Item 2. Identity and Background.

     Item 2 of Schedule 13D is hereby amended and restated in its entirety as follows:

     This Schedule 13D is filed by Elan Corporation, plc., an Irish public limited company, Elan International Services, Ltd., a Bermuda exempted limited liability company ("EIS"), and Elan Pharmaceutical Investments, Ltd., a Bermuda exempted limited liability company ("EPIL"). EPIL is a wholly owned subsidiary of EIS. EIS is a wholly owned subsidiary of Elan.

     Elan Corporation, plc's principal place of business is Lincoln House, Lincoln Place Dublin 2, Ireland. Elan Corporation, plc is a worldwide pharmaceutical company. EIS's principal place of business is 102 St. James Court, Flatt, Smith FL04 Bermuda. EIS is an investment holding company. EPIL's principal place of business is 102 St. James Court, Flatts, Smiths, FL 04 Bermuda. EPIL is an investment holding company.

     Schedule A to this Schedule 13D sets forth the (a) name, (b) residence or business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) the citizenship or place of organization of each executive officer, director and controlling person of Elan Corporation, plc, EIS and EPIL.

     During the last five years, neither Elan Corporation, plc, EIS, EPIL nor any person identified on Schedule A to this Schedule 13D: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source 2nd Amounts of Fund or other Consideration.

     Item 3 of Schedule 13D is hereby amended as follows:

     On February 4, 2004, EPIL converted 952,738 shares of Series A Stock into 1,905,476 shares of Common Stock and 391,830 shares of Series C Stock into 783,660 shares of Common Stock, in each case at a conversion rate of 1 to 2.

Item 4.  Purpose of Transaction.

     Item 4 of Schedule 13D is hereby amended and restated in its entirety as follows:

     EPIL acquired the securities for investment purposes.

     Except as set forth above, none of the Reporting Persons has a plan or proposal which relates to or would result in:

     (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

     (b) An extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number of or term of Directors or to fill any existing vacancies on the Board;

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company's business or corporate structure'

     (g) Changes in the Company's charter, by-laws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) Causing the Common Stock to cease to be authorized to be traded on the Nasdaq National Stock Market.

     (i) To have the Common Stock terminated from registration under the Securities Act of 1933; or

     (j) Any action similar to any of those enumerated above.

     EPIL has a present intention to sell up to 2,689,136 shares of the Common Stock from time to time in open market transactions, subject to market conditions. EPIL expects to evaluate its investment in the Issuer on an ongoing basis and EPIL may determine to change its investment intent with respect to the Issuer at any time in the future. In determining from time to time whether to sell or to retain its holdings of securities of the Issuer, EPIL will take into consideration such factors as it deems relevant, including the market price of the Common Stock, conditions in the securities markets generally, the Issuer's financial condition, business and prospects and general economic conditions. EPIL reserves the right to dispose of all or a portion of its holdings of securities of the Issuer in public or private transactions and/or to enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the securities of the Issuer. Any such transaction may be effected at any time or from time to time.

Item 5. Interest in Securities of Issuer.

     Item 5 of Schedule 13D is hereby amended and restated in its entirety as follows:

     (a) Elan Corporation, plc and EIS (indirectly through their ownership of EPIL) and EPIL (directly) are the beneficial owners of 3,194,470 shares of Common Stock, representing 22.9% of the outstanding shares of Common Stock (based on 10,751,648 shares of Common Stock outstanding on October 30, 2003, as reported in a quarterly report on Form 10-Q filed by the Issuer on November 6, 2003, plus 3,194,470 shares of Common Stock issued upon conversion of the Series A Stock and the Series C Stock and issuable upon exercise of the Warrant Shares).

     (b) Elan Corporation, plc and EIS (indirectly through their ownership of EPIL) and EPIL (directly) each have shared voting and dispositive power over 3,194,470 shares of Common Stock.

     (c) On February 4, 2004, EPIL converted 952,738 shares of Series A Stock into 1,905,476 shares of Common Stock and 391,830 shares of Series C Stock into 783,660 shares of Common Stock, in each case at a conversion rate of 1 for 2.

     (d) None.

     (e) Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 10, 2004


                               ELAN CORPORATION, PLC



                               By:   /s/ William F. Daniel
                                     ------------------------------------
                                     Name:  William F. Daniel
                                     Title: Executive Vice President
                                               and Secretary




                               ELAN INTERNATIONAL SERVICES, LTD.



                               By:   /s/ Kevin Insley
                                     -----------------------------------
                                     Name:  Kevin Insley
                                     Title: President and Chief
                                               Financial Officer




                               ELAN PHARMACEUTICAL INVESTMENTS, LTD.



                               By:   /s/ Kevin Insley
                                     -----------------------------------
                                     Name:  Kevin Insley
                                     Title: President and Chief
                                               Financial Officer

                                   SCHEDULE A

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each executive officer and director (other than Messrs. Armen, Boushel, Crowley, Gillespie, Groom, McGowan, McIntyre, McLaughlin, Selkoe, Thornburgh and Tully and Ms. Gray) of Elan Corporation, plc are set forth below:

1. (a) G. Kelly Martin, (b) 345 Park Avenue, New York, New York 10154, (c) President and Chief Executive Officer, and (d) United States.

2. (a) Shane Cooke, (b) Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Executive Vice President and Chief Financial Officer, and (d) Ireland.

3.   (a) William F. Daniel (b) Lincoln House, Lincoln Place, Dublin 2, Ireland,
     (c) Executive Vice President and Company Secretary, and (d) Ireland.

4. (a) Jean Duvall, (b) 800 Gateway Blvd., South San Francisco, CA 94080, (c) Executive Vice President and General Counsel, and (d) United States.

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each director (other than Messrs. Martin and Daniel) of Elan Corporation, plc are set forth below:

1. (a) Garo A. Armen, Ph.D., (b) 630 Fifth Avenue, Suite 2167, New York, New York 10111, (c) Chairman of the Board and Chief Executive Officer of Antigenics, Inc., and (d) United States.

2. (a) Brendan E. Boushel, (b) 9 Upper Mount Street, Dublin 2, Ireland, (c) Retired, and (d) Ireland.

3. (a) Laurence G. Crowley, (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Governor (Chairman) Bank of Ireland, and (d) Ireland.

4. (a) Alan R. Gillespie, Ph.D., (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Chairman, Ulster Bank Limited, and
     (d) United Kingdom.

5. (a) Ann Maynard Gray, (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Retired, and (d) United Kingdom.

6. (a) John Groom, (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Retired, and (d) United Kingdom.

7. (a) Kieran McGowan, (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place Dublin 2, Ireland, (c) Retired, and (d) Ireland.

8. (a) Kevin McIntyre, M.D., (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Associate Clinical Professor of Medicine at Harvard Medical School, and (d) United States.

9.   (a) Kyran McLaughlin, (b) Davy House, 49 Dawson Street, Dublin 2, Ireland,
     (c) Head of Equities and Corporate Finance, Davy Stockbrokers, and (d) Ireland.

10. (a) Dennis J. Selkoe, M.D., (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Professor of Neurology and Neuroscience at Harvard Medical School, and (d) United States.

11. (a) Richard L. Thornburgh, (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Counsel to the law firm of Kirkpatrick & Lockhart LLP, and (d) United States.

12. (a) Daniel P. Tully, (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Retired, and (d) United States.

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each executive officer and director of EIS are set forth below:

1. (a) Kevin Insley, (b) c/o 102 St. James Court, Flatts, Smiths FL 04, Bermuda, (c) Director, President and Chief Financial Officer, and (d) United Kingdom.

2. (a) Debra Moore Buryj, (b) c/o 102 St. James Court, Flatts, Smiths FL 04, Bermuda, (c) Director and Vice President and, (d) United States.

3. (a) David J. Doyle, (b) c/o Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda, (c) Director of EIS, and principal occupation is lawyer, law firm of Conyers, Dill & Pearman, Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda, and (d) Bermuda.

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each executive officer and director of EPIL are set forth below:

1. (a) Kevin Insley, (b) c/o 102 St. James Court, Flatts, Smiths FL 04, Bermuda, (c) Director of EPIL and President and Chief Financial Officer of EIS, and (d) United Kingdom.

2. (a) Debra Moore Buryj, (b) c/o 102 St. James Court, Flatts, Smiths FL 04, Bermuda, (c) Vice President and Director of EPIL and Vice President of EIS, and (d) United States.

3. (a) David J. Doyle, (b) c/o Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda, (c) Director of EPIL, and principal occupation is lawyer, law firm of Conyers, Dill & Pearman, Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda and (d) Bermuda.

                                  EXHIBIT INDEX

1. Joint Filing Agreement dated February 10, 2004 among Elan Corporation, plc, EIS and EPIL.(1)



----------

1    Filed herewith.

                                                                       Exhibit 1

                             JOINT FILING AGREEMENT


     The undersigned hereby agree to make joint filings of Schedule 13D with the U.S. Securities and Exchange Commission with respect to their beneficial ownership of the Common Stock, no par value per share, of Bioject Medical Technologies, Inc., including all amendments thereto.

Date:    February 10, 2004


                              ELAN CORPORATION, PLC



                              By:  /s/ William F. Daniel
                                   --------------------------------
                                   Name:  William F. Daniel
                                   Title: Executive Vice President and Secretary



                              ELAN INTERNATIONAL SERVICES, LTD.



                              By:  /s/ Kevin Insley
                                   ---------------------------------
                                   Name:  Kevin Insley
                                   Title: President and Chief
                                            Financial Officer



                              ELAN PHARMACEUTICAL INVESTMENTS, LTD.



                              By:  /s/ Kevin Insley
                                   ----------------------------------
                                   Name:  Kevin Insley
                                   Title: President and Chief
                                            Financial Officer